April 14, 2024

By E-Mail and Overnight Mail

Jack K. Heilbron
Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, California 92123

      Re: Response to April 11, 2024 Letter Regarding Notice of Stockholder Nominations of Individuals for Election as Directors at the 2024 Annual Meeting of Stockholders of Presidio Property Trust, Inc.

Dear Mr. Heilbron:

On behalf of our client Zuma Capital Management, LLC ("Zuma Capital Management"), we are responding to your letter to Zuma Capital Management, dated April 11, 2024 (the "Company Letter"), pursuant to which, on behalf of Presidio Property Trust, Inc., a Maryland corporation (the "Company"), you asserted certain purported deficiencies with respect to the nomination letter submitted by Zuma Capital Management to the Company, dated December 19, 2023 (the "Notice"),[1] notifying as to Zuma Capital Management's nomination of Reuben Berman, Stefani Carter, Vito Garfi, Brent Morrison and Elena Piliptchak (collectively, the "Nominees") for election to the Company's Board of Directors (the "Board") at the Company's 2024 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

We have reviewed the Company Letter with our client and share our client's belief that the Notice does not contain any deficiencies that need to be remedied and that it is already in full compliance with Rule 14a-19(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Article II, Section 11 of the Company's Second Amended and Restated Bylaws (the "Bylaws").

Specifically, in the Notice, Zuma Capital Management validly nominated five highly qualified directors to the Board under the Bylaws and fully complied with Rule 14a-19(b) by notifying the Company as to the names of the Nominees for whom Zuma Capital Management intended to solicit proxies, no less than 60 calendar days prior to the anniversary of the Company's prior annual meeting. At the time Zuma Capital Management submitted the Notice, pursuant to the Company's Articles of Incorporation, as amended and supplemented (the "Charter"), the Board was annually elected and six directors were expected to be up for election at the Annual Meeting.

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[1] Zuma Capital Management supplemented the Notice to advise the Company of subsequent events by letters dated January 4, 2024, January 25, 2024, February 23, 2024, and March 15, 2024.

Accordingly, Zuma Capital Management nominated five candidates to fill five of the six expected vacancies on the Board at the Annual Meeting.

After Zuma Capital Management timely submitted the Notice, the Board amended its Charter and adopted a classified board structure on March 22, 2024, so that only two directors would be up for election at the Annual Meeting. Beginning on March 27, 2024, Zuma Capital Management and the Company began actively engaging in what our client believed were good faith settlement discussions to avoid an election contest at the Annual Meeting. Those discussions terminated on April 11, 2024, when the Company rejected our client's proposal sent April 5, 2024. During these discussions, Zuma Capital Management identified one of its candidates to join the Board (Mr. Morrison) and proposed a second from its slate be mutually agreed upon with the Company. Thereafter, the Company responded as a part of its counterproposal, that it would mutually agree upon one of Zuma Capital Management's candidates and that Mr. Morrison would serve as a Board observer, to which Zuma Capital Management responded with an additional counterproposal. Zuma Capital Management reasonably relied on the Company's good faith and actions during these negotiations. Based on these settlement discussions, it should have been abundantly clear to the Company that Zuma Capital Management would promptly notify the Company of its change in intent to solicit for two of the candidates originally nominated, and only in the event that good faith settlement discussions terminated.

It now appears that the Board was not acting in good faith during these settlement discussions and is attempting to claim a technical deficiency (which we dispute). Zuma Capital Management now provides prompt notice under Rule 14a-19(c) of the Exchange Act of its decision to only run two directors for election to the Board – namely – Brent Morrison and Elena Piliptchak. The Notice is amended accordingly.

Notwithstanding the foregoing and without conceding or admitting that there is any merit to any of the purported deficiencies, this letter serves as notice to the Company that Zuma Capital Management hereby withdraws its nomination of Reuben Berman, Stefani Carter, and Vito Garfi for election to the Board at the Annual Meeting, effective as of the date hereof. The Notice as supplemented remains in effect. In accordance with Rule 14a-19 of the Exchange Act, Zuma Capital Management intends to solicit the holders of the shares of Series A of Common Stock, $0.01 par value per share, of the Company representing at least 67% of the voting power of the shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees.

We believe our client has complied with the Exchange Act and strongly disagree with the Company Letter and public announcement of the same that we received on April 11, 2024. Our client intends to proceed with its solicitation to give stockholders the opportunity to be heard at the Annual Meeting.

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We reserve all rights, including to clarify in detail why your purported deficiencies are incorrect or immaterial, and to bring legal action if the Company fails to include Zuma Capital Management's nominees on an appropriate universal proxy card.

We trust any outstanding issues will be resolved after the Company has reviewed our response herein with its counsel. We are available if you wish to discuss.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc: Brent Morrison, Zuma Capital Management, LLC
        Jeffrey Keehn, Venable LLP
        Keith Gottfried, Gottfried Shareholder Advisory LLC